Exhibit 99.1

Contact:	David Chong – Investor Relations
Phone: 603-773-6499
Email: chong@unitil.com

Alec O’Meara – Media Relations
Phone: 603-773-6404
Email: omeara@unitil.com

Unitil Reports Second Quarter Results

Hampton, NH – July 27, 2010: Unitil Corporation (“Company”) (NYSE: UTL) (www.unitil.com) today announced a net loss of ($2.1) million for the second quarter of 2010, compared to earnings of $0.2 million for the second quarter of 2009. For the six months ended June 30, 2010, the Company reported net income of $4.4 million compared to $9.3 million for the same period of 2009. Results for the second quarter were driven primarily by higher depreciation and interest expense and lower gas sales margins due to warmer regional temperatures.

Earnings (loss) per common share (EPS) were ($0.19) and $0.41 for the three and six month periods ended June 30, 2010 compared with $0.03 and $1.10 for the same periods of 2009. The Company’s results of operations for 2010 are not directly comparable with 2009 due to the issuance of 5.0 million common shares between December 2008 and June 2009 to complete the financing of the Company’s acquisition of Northern Utilities Inc. (Northern Utilities) and Granite State Gas Transmission, Inc. (Granite), the (“Acquisition”).

“2010 is an important transition year for the Company as we initiate the process of resetting rates in each of our regulatory jurisdictions,” said Bob Schoenberger, Unitil’s Chairman and Chief Executive Officer. “This regulatory agenda, which we expect to complete over the next twelve to eighteen months, will support our ongoing investment in the reliability and safety of our gas and electric distribution systems.”

The Company filed two base rate cases in the second quarter of 2010, one for its New Hampshire electric distribution utility, Unitil Energy Systems, Inc. (Unitil Energy) and one for its natural gas pipeline subsidiary, Granite. The New Hampshire Public Utilities Commission has approved a temporary rate increase of $5.2 million on an annual basis, including recovery of 2008 ice storm costs, for Unitil Energy effective July 1, 2010. A decision from the Federal Energy Regulatory Commission on Granite’s request for an increase of approximately $3 million in annual revenues is expected in January 2011. Additionally, the Company’s two other distribution utilities, Fitchburg Gas and Electric Light Company and Northern Utilities, are currently preparing base rate cases and anticipate filing them with their respective regulatory commissions within the next year.

Natural gas sales margin decreased $2.4 million and $3.8 million in the three and six months ended June 30, 2010, respectively, compared to the same periods in 2009. Total natural gas therm sales were 5.1% and 6.0% lower in the three and six month periods ended June 30, 2010, respectively, compared to the same periods in 2009. Lower gas therm sales in the Company’s utility service territories reflect the effect of warmer temperatures in 2010, where there were approximately 22% and 12% fewer Heating Degree Days in the three and six month periods, respectively, compared to the prior year.

Electric sales margin increased $0.4 million and $0.1 million in the three and six months ended June 30, 2010 compared to the same periods in 2009, reflecting higher electric kilowatt-hour (kWh) sales. Total kWh sales increased 5.3% and 1.5% in the three and six months ended June 30, 2010, respectively, compared to the same periods in 2009 reflecting increased sales to all customer groups.

Selected Financial Data for 2010 and 2009 is presented in the following table:

Unitil Corporation – Condensed Financial Data

(Millions, except Per Share data)(Unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2010	2009	Change	2010	2009	Change
Gas Therm Sales:
Residential	6.6	6.9	(4.3%)	24.4	26.2	(6.9%)
Commercial/Industrial	27.0	28.5	(5.3%)	81.6	86.6	(5.8%)

Total Gas Therm Sales	33.6	35.4	(5.1%)	106.0	112.8	(6.0%)

Electric kWh Sales:
Residential	148.3	141.1	5.1%	326.0	321.7	1.3%
Commercial/Industrial	245.8	233.2	5.4%	483.3	475.3	1.7%

Total Electric kWh Sales	394.1	374.3	5.3%	809.3	797.0	1.5%

Gas Revenues	$23.7	$23.4	$0.3	$84.8	$95.8	$(11.0)
Purchased Gas	15.1	12.4	2.7	54.2	61.4	(7.2)

Gas Sales Margin	8.6	11.0	(2.4)	30.6	34.4	(3.8)

Electric Revenues	46.6	47.0	(0.4)	97.4	109.1	(11.7)
Purchased Electricity	33.4	34.2	(0.8)	70.1	81.9	(11.8)

Electric Sales Margin	13.2	12.8	0.4	27.3	27.2	0.1

Usource Sales Margin	1.1	1.1	—	2.2	2.2	—

Total Sales Margin:	22.9	24.9	(2.0)	60.1	63.8	(3.7)

Operation & Maintenance Expenses	11.6	12.0	(0.4)	23.8	22.4	1.4

Depreciation, Amortization, Taxes & Other	8.9	9.0	(0.1)	23.1	23.6	(0.5)

Interest Expense, Net	4.5	3.7	0.8	8.8	8.5	0.3

Earnings (Loss) Applicable to Common Shareholders:	$(2.1)	$0.2	$(2.3)	$4.4	$9.3	$(4.9)

Earnings (Loss) Per Share	$(0.19)	$0.03	$(0.22)	$0.41	$1.10	$(0.69)

O&M expenses decreased $0.4 million and increased $1.4 million for the three and six months ended June 30, 2010, respectively, compared to 2009. The changes in O&M reflect higher utility operating costs and lower professional fees. The increases in utility operating expenses reflect the full integration of Northern Utilities and Granite State into the Company’s consolidated operating results.

Depreciation and Amortization expense increased $0.7 million and $1.5 million in the three and six months ended June 30, 2010, respectively, compared to the same periods in 2009 reflecting normal utility plant additions.

Interest Expense, Net increased $0.8 million and $0.3 million in the three and six month periods ended June 30, 2010, respectively, compared to the same periods in 2009. In March 2010, Unitil Energy and Northern Utilities collectively issued $40 million of long-term debt which is contributing to the higher interest expense in the three and six month periods. Furthermore, net interest expense in 2010 reflects the permanent financing of Northern Utilities and Granite State, which was completed in the second quarter of 2009.

Federal and State Income Taxes decreased by $2.5 million due to lower pre-tax income in 2010 compared to 2009.

All other items increased $0.3 million and $0.5 million in the three and six month periods ended June 30, 2010, respectively, compared to the same periods in 2009, primarily reflecting higher property and payroll taxes.

Also in the second quarter, the Unitil Corporation Board of Directors declared the regular quarterly dividend on the Company’s common stock of $0.345 per share. This quarterly dividend results in a current effective annual dividend rate of $1.38 per share representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

Additionally, EPS in the three and six months ended June 30, 2010 reflect a higher number of average shares outstanding year over year. Between December 2008 and June 2009 the Company issued 5.0 million common shares to complete the Acquisition. As a result of the Acquisition and the issuance of new common shares, consolidated results for the Company in the current period may not be directly comparable to prior period results until such time as the Acquisition and stock issuance is fully reflected in both reporting periods. Also, the Company’s results are expected to reflect the seasonal nature of the acquired natural gas businesses. Accordingly, the Company expects that results of operations will be positively affected during the first and fourth quarters, when sales of natural gas are typically higher, and negatively affected during the second and third quarters, when gas operating and maintenance expenses usually exceed sales margins in the period.

The Company will hold a quarterly conference call to discuss second quarter 2010 results on Tuesday, July 27, 2010, at 2:00 p.m. Eastern Time. This call is being webcast by Thomson Financial and can be accessed in the Investor Relations section of Unitil Corporation’s website, www.unitil.com.

About Unitil

Unitil Corporation is a public utility holding company headquartered in Hampton, New Hampshire. Unitil’s principal business is the local distribution of electricity and natural gas in the states of New Hampshire, Massachusetts and Maine. Unitil is the parent company of three distribution utilities: (i) Unitil Energy Systems, Inc., which provides electric service in the southeastern seacoast and state capital regions of New Hampshire; (ii) Fitchburg Gas and Electric Light Company, which provides both electric and natural gas service in the greater Fitchburg area of north central Massachusetts; and (iii) Northern Utilities, Inc., which provides natural gas service in southeastern New Hampshire and portions of southern and central Maine. In addition, Unitil is the parent company of Granite State Gas Transmission, Inc., an interstate natural gas transmission pipeline in New Hampshire and Maine. Together, Unitil’s operating utilities serve approximately 100,500 electric customers and 70,000, natural gas customers. Unitil’s non-regulated business, Usource, also provides energy brokering and advisory services to large commercial and industrial customers in the northeastern United States.

This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers’ preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.